FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

April 22, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is April 22, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have acquired four (4) Carbon Creek Coal licenses and completed a private placmenet financing of secured notes.

Item 5.	Full Description of Material Change

The Issuer reports that the Issuer has successfully completed a private placement financing of Senior Secured Notes to raise net proceeds of $5,077,000 (USD 5,000,000). A portion of the net proceeds of the private placement was advanced to Cardero Coal Ltd., thereby enabling Cardero Coal Ltd. to exercise its option to acquire the shares of a private Issuer (“Shares”) that holds 4 coal licenses which form part of the Carbon Creek Metallurgical Coal Project.

Exercise of Coal License Option

Cardero Coal Ltd. exercised its option to acquire the Shares on April 22, 2013. Consideration for the exercise was payment of total consideration of cash in the amount of $5,000,000 (of which $2,000,000 had been previously paid and $3,000,000 was paid on the exercise of the option) plus the issuance by the Issuer of 400,000 common shares of the Issuer to the optionor. Immediately following the exercise of option, the private Issuer has been wound up and the coal licenses and other assets of the private Issuer were transferred to Cardero Coal Ltd.

Private Placement of Senior Secured Notes

The Issuer has completed a placement of senior secured notes (“Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. The Notes were issued on April 22, 2013, have a one year term and were issued at a 9.1% discount to net the Issuer USD 5,000,000 ($5,077,020) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Notes are secured by a general security agreement over the assets of the Issuer, as well as a specific pledge of the shares of Cardero Coal Ltd. Cardero Coal Ltd. also provided a corporate guarantee. The Notes may be redeemed by the Issuer at any time at par plus accrued interest. Should there be a change of control of Cardero Coal Ltd. while the Notes remain outstanding, the holders of the Notes will have the right to put the Notes to the Issuer for an amount equal to 110% of par plus accrued interest. As a bonus for subscribing for and purchasing the Notes, the holders of the Notes will, subject to TSX and NYSE MKT acceptance, be issued an aggregate of 2,000,000 common shares of the Issuer (the "Bonus Shares"). The Bonus Shares will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws. If the Bonus Shares are not issued on or before May 13, 2013, then the interest rate will be increased to 20% (23% after an event of default) and the premium payable on a change of control will be increased to 120%.

A portion of the net proceeds ($3,000,000) was advanced by the Issuer to Cardero Coal Ltd. to fund the exercise of the option to acquire the Shares, and the balance will be used for working capital.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Issuer’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Issuer released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of $633 million, and an IRR of 24% (all on a post-tax, 75% basis). The Issuer is currently undertaking a bankable feasibility study on the project.

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Issuer’s profile at www.sedar.com.

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis of this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the timing for, and the potential completion of, a bankable feasibility study for the Carbon Creek project, the planned use of proceeds from the private placement of senior secured notes, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer's products, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies (including the use of a tug/barge to transport coal and the establishment and operation of a transload facility), and other risks and uncertainties disclosed in the Issuer's 2013 Annual Information Form filed with certain securities commissions in Canada and the Issuer's 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

April 23, 2013